November 5, 2018

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	LunaDNA, LLC
Form 1-A
Filed October 5, 2018
File No. 024-10903

Ladies and Gentlemen:

This letter sets forth the responses of LunaDNA, LLC, a Delaware limited liability company (the “Company,” “LunaDNA” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 1, 2018 (the “Comment Letter”) concerning the Company’s offering statement on Form 1-A. In conjunction with this letter, the Company is submitting an amended offering statement on Form 1-A (the “Offering Statement”) to the Commission. For convenient reference, we have set forth below in bold each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

Preliminary Offering Circular, page 1

1. We note your disclosure in the second sentence of the sixth paragraph on page 2. Please revise to clarify that even if you make profits that could be distributed as dividends pursuant to your operating agreement, your manager has the discretion to not pay any dividends.

Response: We have revised the Offering Statement per this comment.

2. We note your response to prior comment 1 of our comment letter dated August 16, 2018. Please tell us the mechanics of the member data license process including when and how an investor will deliver its member data to you and when the investor will receive the limited liability company interests in return. In this regard, please also tell us how you intend to accept subscriptions in the event your offering is oversubscribed. For example, will it be first come, first served, or will you make a determination based on which member data will be most valuable to you at the time?

Response: We currently intend to accept subscriptions to shares only via our website at www.lunadna.com. An individual who wants to join our community will create an account on our website, at which point that individual will be a member of our community. A community member can select to contribute Member Data any time when logged on by navigating to a page on our website to designate the type of Member Data he or she wants to upload from a list of acceptable types for that community member, and to upload that Member Data. Software will automatically screen and validate the Member Data and, if valid, eligible community members (currently, only United States residents) will be provided the option to contribute the Member Data without consideration (see further discussion below) or to subscribe for Shares. In the event the member elects to receive Shares for the contributed Member Data, the member will be requested to complete and execute a subscription agreement and, upon completion and acceptance, will be issued the appropriate number of Shares. In the event the Member Data is invalid, the subscription agreement is not completed or executed or the subscription agreement is rejected, the uploaded Member Data will be purged and no Shares will be issued.

In the event our offering is oversubscribed or terminated prior to the sale of all of the shares, we intend to allocate shares in the offering based on the order in which we receive eligible contributions of Member Data, with shares being issued in exchange for all contributions until no shares remain available in the offering. Once all of our available Shares have been issued, we will no longer issue shares in this offering. During the offering period and thereafter, we may also accept contributions of Member Data without the issuance of any Shares, in which case we would treat the contributed Member Data as contributed without consideration.

A person who wishes to contribute data to our database without consideration will first need to consent to our ability to use such data, which consent will be substantially similar to the data license and data protection policy applicable to Member Data contributed in exchange for Shares.

3. We note your response to prior comment 7 of our comment letter dated September 14, 2018. Please clarify the relationship between the GT file valuation and the valuation of the other member data types, and briefly disclose your assumptions underlying the comparisons. In this regard, it remains unclear which data type valuations are based on the GT file valuation, or other data type valuations, and which data types are valued using a similar valuation methodology only. For example, how was the value of the Nutrition Tracker as $0.14 based on or compared to the valuation of the GT file, or was it based on a similar EHR methodology but with underlying assumptions such as its subjective nature and the probability of inaccuracies in self-reported nutritional intake?

Response: The valuations for all of the Member Data categories other than the GT file were based on a determination of the relative value of such Member Data category compared to the GT file or compared to another Member Data category that was in turn valued relative to the GT file. An example of the latter is the DNA Tumor Exome discussed on page 41, valued relative to the DNA Tumor Whole Genome discussed in the prior paragraph on page 41, which was in turn valued relative to the GT file.

See also the revisions to the Offering Circular responsive to comment 12 below.

Risk Factors, page 5

4. Please revise to briefly discuss that you are not subject to HIPAA as disclosed in your response to prior comment 8 in our comment letter dated August 16, 2018.

Response: We have updated our Risk Factors summary on page 5 to indicate that we are not subject to the privacy and other patient protection provisions of HIPAA.

As a public benefit corporation..., page 14

5. Please expand your response to prior comment 6 of our comment letter dated August 16, 2018 to address your manager’s ability to effectuate, and the probability of effectuating a distribution to your members, given your manager’s fiduciary duties to its own members as well as its public benefit purpose.

Response: We have updated our Risk Factors on page 14 to indicate that, to maximize the value of our Manager’s outstanding equity or its public benefit in accordance with our Manager’s fiduciary duties, our Manager may elect unilaterally to modify our Management Agreement to increase the fees payable to our Manager, or take other actions in its management of our business, which may result in reduced or even no amounts being available for distribution to our Members.

Our Management and Operating Agreements contain provisions..., page 14

6. We note your response to prior comment 5 in our comment letter dated August 16, 2018. Please clarify your disclosure to explicitly state, if true, that the class action waiver and jury trial waiver provisions do not apply to any claims under the federal securities laws or the rules and regulations thereunder. Also, clarify whether section 10.2(c) of your operating agreement applies to any counterclaims under the federal securities laws or the rules and regulations thereunder.

Response: We have updated our risk factor disclosure on page 14 of the Offering Statement as requested. We note in this regard that our revised disclosure clarifies that all claims which are not excluded claims are subject to mandatory arbitration and that the fee shifting and class action waiver provisions apply only to claims which are subject to mandatory arbitration (i.e., all claims but excluded claims). We have also clarified section 10.2(c) of our operating agreement to note that it applies to claims and counterclaims under the federal securities laws or the rules and regulations thereunder.

Valuation of Consideration, page 41

7. Revise the first paragraph to include a brief description of each of the two valuation techniques – i.e., the market approach and the income approach—you used in determining the value of the consideration.

Response: We have revised page 41 of the Offering Statement as requested.

8. Please revise the second paragraph on this page to include disclosure similar to the information provided in your response to comment 3 that describes and quantifies the significant assumptions in the market approach utilized to value the GT file.

Response: We have revised page 41 of the Offering Statement as requested.

9. We note your response to comments 4 and 7 that in part your valuation relied upon “dark” portions of the internet where the legal authorization for the sale of EHR data was doubtful. Tell us why it would be appropriate to include data where legal authorization is doubtful in your analysis, or revise your analysis to exclude such information.

Response: We have revised our valuation to remove any reliance on or reference to the price of EHR data where the legal authorization of the seller to sell or license that data was doubtful. As the observed prices of EHR data with questionable legal authorization were in the middle of the observed range, such removal did not affect the result of application of the second valuation methodology described in the Offering Circular.

10. Similar to the response to comment 6, revise the discussion of the discounted cash flow (net present value or NPV) analysis under the income approach to describe and quantify each significant assumption for this approach, including the discount rate utilized, the number of data files you anticipate collecting and average acquisition cost. Also describe the basis or rationale for the selected appropriate discount rate. Discuss your basis for assuming earnings per study per member would grow by 5.0 percent each year. Also, disclose your reasons for selecting a 3 percent long-term sustainable growth rate in your terminal value calculation.

Response: We have revised page 41 of the Offering Statement as requested.

11. Revise paragraph four to explain in layman’s term what you mean by terminal value.

Response: We have revised page 41 of the Offering Statement as requested.

12. Please revise the fifth paragraph to disclose your basis for establishing an exchange rate of 50 shares for one GT file. Also revise your disclosure here and on page 1 to describe in greater detail your basis for determining the amount of shares you will provide in exchange for your other products.

Response: We have revised page 41 of the Offering Statement as requested. We have cross-referenced this revised disclosure on page 1.

13. We note your disclosure attributed to your advisors in the third to last paragraph on page 41. Please have your advisors file a consent to your offering statement or advise. Refer to Part III, Item 2(10) of Form 1-A.

Response: We have corrected the third to last paragraph on page 41 to indicate that the estimates came from our Manager.

Redemption Rights, page 42

14. We note your response to prior comment 10 in our comment letter dated August 16, 2018. Please revise your disclosure to specify, if true, that the de-identified member data may not be purged from third party systems once the member data is sold or queried. Also expand your response to clarify whether there is any way any member data may be used to identify the individual.

Response: We have expanded our disclosure on pages 44 and 50 of the Offering Statement concerning the effect of a data purge, including disclosure on page 50 of the Offering Statement to clarify that, while we use procedures designed to prevent identification of an individual without such individual’s separate consent, we cannot provide absolute assurance that a researcher or third party will not circumvent our procedures to identify a specific individual.

Arbitration; Governing Law; Class Actions, page 48

15. Please disclose the substance of your response to prior comment 12.

Response: We have revised the disclosure on page 48 of the Offering Circular to explain that while corporations may not be able to enforce arbitration provisions in their bylaws against shareholders who did not specifically agree to them, binding arbitration provisions in limited liability company operating agreements have been upheld under Delaware law on the basis that members agree to be bound by their terms. We believe this disclosure constitutes the substance of our response to prior comment 12 while avoiding legal citations that we do not believe are appropriate for the Offering Circular. We note also the disclosure on page 37 of the Offering Circular opposite the heading “Right to Sue” where we compare the rights of members in our company to stockholders in a typical Delaware corporation.

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If you have any further comments and/or questions, please contact me or John Tishler, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (858) 720-8943.

Very truly yours,

/s/ Robert Kain
Robert Kain
Chief Executive Officer

cc:	John Tishler, Esq., Sheppard, Mullin, Richter & Hampton LLP